Exhibit 1.2

June 1, 2022

Milton C. Ault, III

Executive Chairman

BitNile Holdings, Inc.

11411 Southern Highlands Pkwy, Suite 240

Las Vegas, NV 89141

Dear Todd,

We refer to the underwriting agreement (“Underwriting Agreement”), dated May 26, 2022, between BitNile Holdings, Inc. (the “Company”) and Alexander Capital, L.P. (the “Representative”) Each of the Company and the Representative agree that (i) the Underwriting Agreement shall be terminated effective upon execution of this letter agreement and (ii) upon such termination, neither the Company nor the Representative shall have any obligations relating to the Underwriting Agreement.

If the foregoing correctly sets forth our understanding, please confirm by signing and returning one copy of this letter.

Alexander Capital, L.P.

By:	/s/ Jonathan Gazdak
Jonathan Gazdak
Managing Director

Accepted and Confirmed on this 1st day of June, 2022.

BitNile Holdings, Inc.

By:	/s/ William B. Horne
Name: William B. Horne
Title: Chief Executive Officer

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